Exhibit 99.1

BRENER INTERNATIONAL GROUP, LLC

421 NORTH BEVERLY DRIVE, SUITE 300

BEVERLY HILLS, CALIFORNIA 90210

November 13, 2009

Board of Directors

Transwitch Corporation

3 Enterprise Drive

Sheldon, Connecticut 06484

Gentlemen:

Congratulations on your decision to replace Transwitch Corporation’s Chief Executive Officer.

I hope that this reflects a change in the Company’s philosophy and the Company will now put its shareholders first.

The Company’s shareholders have suffered for too long.  Over the last few years the Company’s stock price has fallen dramatically.  During this time management frequently gave upbeat reports encouraging shareholders that a turn around was coming soon.  However, each quarter was met with another excuse as to why the Company continued to flounder.  Transwitch spent a considerable amount of money on research and development and touted its “design wins.”  Despite the numerous “design wins,” the Company was never able to convert them into any meaningful revenue.  There was always an excuse.

In 2008 the Company’s Board of Directors approved a stock buyback program.  I had hoped that this was the first step in a strategy to improve shareholder value.  However, few, if any shares were ever repurchased and the Company failed to articulate any strategy to improve shareholder value.  Instead, the Company proposed to increase the size of the management equity incentive plan by more than 10 million shares, thereby enabling management to profit from the turn around promised years ago without making any investment in the Company.  Until the recent addition of Herbert Chen to the Company’s Board of Directors, the members of the Board of Directors and management owned pathetically few shares.  Most of their interest in the Company was in the form of stock options which allow holders to receive the benefits of any increase in stock price without any real loss if the stock price declines.

The Company has an opportunity to show that the interest of its shareholders is paramount.  I hope that Transwitch under the leadership of Dr. Khatibzadeh seizes this opportunity.

Sincerely,

/S/ Gabriel Brener

Gabriel Brener, Chairman & CEO